SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

CALL NOTICE – ANNUAL SHAREHOLDERS’ MEETING

The shareholders of TIM Participações S.A. (“Company”) are hereby called, in accordance with Section 124 of Law 6,404/76, to the Annual Shareholders’ Meeting to be held on April 12, 2007, at 11:30 a.m., at the Company’s headquarter, located at Avenida das Américas, 3434, Bloco 01, Barra da Tijuca, Rio de Janeiro (RJ), in order to deliberate about the following agenda:

(1) to resolve about the management’s report and the financial statements of the Company for the fiscal year ended on December 31, 2006;

(2) to resolve about the management’s proposal for allocation of the losses related to fiscal year 2006 and distribution of dividends by the Company;

(3) to elect the regular and alternate members of the Board of Directors; and

(4) to elect the regular and alternate members of the Statutory Audit Committee and to establish their compensation.

General Instructions:

1.       The documents related to the matters to be examined and resolved in the Shareholders’ Meeting are available to the shareholders at the Company’s headquarter.

2.       Pursuant to CVM Ruling 165/91, as amended by CVM Ruling 282/98, the minimum percentage of participation in the Company’s voting capital to request the adoption of the multiple voting process in the election of the Board of Directors is of five percent (5%).

3.       Shareholders or their properly appointed proxies shall observe, when attending the Shareholders’ Meeting hereby called, the provisions of Section 126 of Law 6,404/76 and Section 15 of the Bylaws. Therefore, shareholders to be represented by proxies at the Shareholders’ Meeting shall deposit at the Company’s headquarter the documentation proving such representation, including the respective proxy and/or the corporate acts concerning the appointment, as the case may be, and the representative’s ID document, no later than two (2) business days before the Shareholders’ Meeting. Within the same term, the holders of book-entry shares or shares in custody shall deposit copies of their ID documents and of the respective statement of book-entry shares issued at least five (5) business days before the Shareholders’ Meeting. Such documents shall be addressed as follows: TIM Participações S.A., Depto. de Relações com Investidores, Sra. Joana Dark Serafim, Avenida das Américas, 3434, Bloco 01, CEP 22640 102, Barra da Tijuca, Rio de Janeiro (RJ).

Rio de Janeiro (RJ), March 7, 2007

Giorgio della Seta Ferrari Corbelli Greco
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 7, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.